

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Jeanene Morgan
Chief Financial Officer
Pacific Entertainment Corporation
5820 Oberlin Drive
Suite 203
San Diego, CA 92121

> Re: **Pacific Entertainment Corporation**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 17, 2011**
> **File No. 000-54389**

Dear Ms. Morgan:

We have reviewed your responses to the comments in our letter dated May 31, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

General, page 1

1. We note your response to our prior comment nine. Please revise this section to include a discussion similar to that set forth in the third to last full paragraph on page 3 and the first full paragraph on page 7 regarding a "significant gap in revenue from royalties."

2. Please revise the table on page 2 to provide your total liabilities and accumulated deficit for each of the periods presented or advise.

3. We note your response to our prior comment 12 and reissue in part. Please revise to clarify what you mean by "launched a line of classic movies and television programs" under the brand Pacific Entertainment Presents in 2010 on page 2. For example, please

revise to clarify whether these movies and television shows are sold as DVDs or whether these movies and television shows are broadcast on television or both.

Distribution, page 2

4. We note your response to our prior comment 8. Please revise to clarify the concentration of risk you experience because of exclusive licensing agreements by providing quantitative information regarding the number of such licensing agreements.

Products, page 3

5. We note your response to our prior comment nine and reissue in part. Please revise to describe what you mean by "exclusive categories" and "non-exclusive categories."

6. We note your response to our prior comment 15 and reissue in part. Please revise to clarify what you mean on page 3 by "introduced through Walmart."

7. We note your disclosure on page 4 that you had commissioned research into the use of music-based curriculum through San Diego State University. Please revise to disclose when you commissioned this research and what inventions resulted from this research.

8. Please also revise your disclosure, to the extent you are able, to disclose when you anticipate you will introduce products from the Circle of Education venture.

Circle of Education Joint Venture Agreement, page 4

9. Please advise as to whether you provide financing for Circle of Education, LLC. To the extent that you do, please disclose here and in your Certain Relationships and Related Transactions and Director Independence section. In this regard, we note your disclosure in this section that you have no current plans to conduct a private offering and your disclosure on page 32 that you intend to use the proceeds of a private offering to fund the general operating expenses, product development and introduction of Circle of Education, LLC.

Marketing, page 4

10. Please reconcile your disclosure on page 5 that you "are developing" a musical based system for early learning to help prepare children for socialization and education with your disclosure in the next sentence that the curriculum and songs "were developed" in conjunction with Dr. Ritblatt.

11. We note your response to our prior comment seven. Please revise the last paragraph of this section to clarify that your relationship with Motta Internacional accounted for less than 1% of your gross sales in 2010.

Competition, page 6

12. Please revise to provide support for your statement that your customers get more content for a lower price. Alternatively, please revise to delete the last sentence on page 6.

Research and Development, page 8

13. Refer to prior comment 24. Please provide to us a reconciliation of the $210,742 costs capitalized as product development to the amount recorded on your balance sheet. In addition, please revise Note 1 to the financial statements to disclose your accounting policy for capitalizing product development costs.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

Results of Operations, page 11

Three Month Period Ended March 31, 2011 Compared to March 31, 2010, page 15

14. Please advise as to what is meant by the language "significant progress in our self distribution program" in the first paragraph in this section.

Outlook, page 18

15. Please advise whether the three customers referred to in the last paragraph on page 18 include Battat Incorporated.

Exhibit Index, page 35

16. For Exhibits 10.14 and 10.17, please revise to provide clearer descriptions of the agreements, such as indicating that Exhibit 10.14 is an agreement between Pacific Entertainment Corporation and Dr. Shulamit dated September 20, 2010 and indicating that Exhibit10.17 is an agreement between Pacific Entertainment Corporation and Isabel Moeller dated April 1, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Gretchen Cowen, Esq.
        Law Offices of Gretchen Cowen, APC